

Mail Stop 3720

August 14, 2009

Via U.S. Mail and Fax
Mr. Philip J. Angelastro
Senior Vice President Finance
and Controller
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

> **Re: Omnicom Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-10551**

Dear Mr.Angelastro:

        We have reviewed your supplemental response letter dated July 14, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 24, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2008

Item 7. Management's discussion and analysis of financial condition and results of Operations

Critical accounting policies and new accounting pronouncements

Critical accounting policies, page 10

1.   Please tell us in more detail why you believed that forecasts of revenue and EBITDA for guideline public companies were insufficient and not consistent and accurate and, therefore, not reliable measures of fair value at December 31, 2008, as compared to the "stabilized" forecasts just six months later. In other words, clarify what made market participant multiples unreliable at December 31, 2008?

2.   In connection with your goodwill impairment test at June 30, 2008, tell us how you weighted, including the basis for that weighting, each of the methods you used to determine the fair value of your reporting units.

3.   Tell us how the forecasted revenue and EBITDA of comparable companies at December 31, 2008 differed when compared to the forecasted revenues and EBITDA that you used in your annual impairment test at June 30, 2008. Also, tell us how the fair value of your reporting units would have changed at December 31, 2008 if you had relied on the forecasted revenue and EBITDA of comparable companies and if you would have failed step one of your goodwill impairment test for any of your reporting units.

4.   Tell us how the forecasted revenue and EBITDA of comparable companies at December 31, 2008 differed when compared to the forecasted revenues and EBITDA that you used in your annual impairment test at June 30, 2009.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Associate Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director